PROVIDENT
NEW YORK BANCORP




April 7, 2006

Via EDGAR and Facsimile
-----------------------

Ms. Joyce Sweeney
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NW
Washington, D.C.  20549

         Re:      Provident New York Bancorp
                  Form 10-K for the Fiscal Year Ended September 30, 2005 Form 10-Q for the Fiscal Quarter Ended December 31, 2005 File No. 0-25233
                  --------------------------------------------------------

Dear Ms. Sweeney:

     Set forth below is the response of Provident New York Bancorp (the "Company") to your letter dated March 22, 2006 (copy enclosed by facsimile).

1. The Company will amend its Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2005 to include revised certifications that conform exactly to the form of certification contained in Item 601(b)(31) of Regulation S-K, as requested in your letter.

                                     * * * *

     We trust that the above information is responsive to the staff's comment. Please direct any additional comments or questions to the undersigned at (845) 369-8087, or to our attorney, John J. Gorman, at (202) 274-2001.

                                        Sincerely,

                                        /s/ Paul A. Maisch

                                        Paul A. Maisch
                                        Executive Vice President and
                                        Chief Financial Officer

cc:      David Irving, Securities and Exchange Commission
         George Strayton, President and Chief Executive Officer
         John J. Gorman, Esq.